SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Todhunter International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

Michael V. Mitrione

777 South Flagler Drive

Suite 500, East Tower

West Palm Beach, Florida 33401

561-650-0553

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889050 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Kenneth Pincourt, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ N/A
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Not Applicable

Item 2.	Identity and Background
Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.	Purpose of Transaction

Item 4(a) is amended to read in full as follows:

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated November 26, 2002, by and between Mr. Pincourt and Angostura Limited (“Angostura”), on January 31, 2003 (the “Closing Date”), Mr. Pincourt sold all 595,985 shares of Common Stock of Todhunter International, Inc. (the “Issuer”) beneficially owned by Mr. Pincourt to Angostura at an aggregate purchase price of $7,200,000.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is amended to include the following at the end thereof:

As of the Closing Date, Mr. Pincourt no longer beneficially owns any shares of Common Stock of the Issuer.

Item 5(b) is amended to read in full as follows:

As of the Closing Date, Mr. Pincourt no longer has sole voting power or dispositive power with respect to any shares of Common Stock of the Issuer.

Item 5(e) is amended to read in full as follows:

As of the Closing Date, Mr. Pincourt ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended to include the following at the end thereof: See Item 4(a) above.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended to include the following at the end thereof:

The Stock Purchase Agreement was included as Exhibit 2 to Mr. Pincourt’s Schedule 13D (Amendment No. 3) filed with the Securities and Exchange Commission on December 12, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003
Date
/s/ A. Kenneth Pincourt, Jr.
Signature
A. Kenneth Pincourt, Jr.
Name/Title